

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2021

Jeffrey J. Guzy
Chief Executive Officer
CoJax Oil and Gas Corporation
3033 Wilson Boulevard, Suite E-605
Arlington, VA 22201

> **Re: CoJax Oil and Gas Corporation**
> **Registration Statement on Form S-1**
> **Filed June 24, 2021**
> **File No. 333-257331**

Dear Mr. Guzy:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 Filed June 24, 2021

Cover Page

1.   We note your disclosure that the Selling Stockholders may only sell their shares at a fixed price of $2.00 per share until your common stock is "quoted on the OTCQB or another public trading market otherwise develops." Please revise here, and make corresponding changes elsewhere in the prospectus, to further specify that the Selling Stockholders will sell their shares at a fixed price until the shares are quoted on the OTC Bulletin Board, OTCQX or the OTCQB or until the shares are listed on a national securities exchange, at which time they may be sold at prevailing market prices or privately negotiated prices. In this regard, note that we do not consider quotation on the OTC Pink to be an established trading market for purposes of satisfying Item 501(b)(3) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Laura Nicholson, Special Counsel, at (202) 551-3584 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Eleanor Osmanoff